August 23, 2007	direct phone: 515-242-2459 direct fax: 515-323-8559 email: bandstra@brownwinick.com

Pamela A. Long
Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prairie Creek Ethanol, LLC
Pre-Effective Amendment No. 3 to Registration Statement on Form SB-2
Filed August 16, 2007
File No. 333-141585

Dear Ms. Long:

We are in receipt of your letter dated August 21, 2007 providing comments on Pre-Effective Amendment No. 3 to our registration statement on Form SB-2 as filed on August 16, 2007. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses.

Summary of Promotional and Sales Material

1.  Please furnish us with any promotional and sales material you intend to use, as contemplated by Part 19 of Industry Guide 5. In addition, please tell us whether the materials used will meet the requirements of Section 10 of the Securities Act of 1933, as well as how you intend to comply with Section 5 of the Securities Act and Rule 164 promulgated thereunder, as well as Rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134 under the Securities Act. Additionally, please tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering. If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution. If appropriate, make corresponding revisions under “Summary of Promotional and Sales Materials” on page 67.

RESPONSE: The Registrant intends to primarily market the offering through meetings with investors in states in which the Registrant’s securities are registered for sale. The sales meetings will be advertised by a tombstone advertisement under Rule 134 which exempts certain communications from the definition of “prospectus.” The tombstone advertisement will be in the form of a postcard mailer and/or newspaper advertisement targeted at businesses and individuals within the geographical regions surrounding meeting locations. At the sales meetings, the Registrant will present the power point presentation filed as part of the free-writing prospectus filed with the Commission on July 11, 2007. The Registrant will not hand out any slides from the power point presentation. The Registrant also intends to use its website to market the offering and has filed with the Commission all of the screen shots associated with the Registrant’s website as a free-writing prospectus (filed on July 11, 2007). Other than the website, the Registrant does not intend to use any other electronic distribution procedures in connection with the offering.

August 23, 2007

Until such time as the Registrant’s registration statement is declared effective, the Registrant will restrict its written communications to potential investors to its website which was filed with the Commission as a free-writing prospectus, the tombstone advertisements and the preliminary prospectus. Upon effectiveness of its registration statement, the Registrant will deliver supplemental selling literature consisting of a marketing brochure and booklet and will engage in radio advertising in the geographical regions in which the Registrant intends to hold sales meetings. The brochure and booklet will be delivered simultaneous to delivery of the final prospectus by including a posting of the Registrant’s website address and the SEC website address where the investor can access the final prospectus. Similarly, the radio advertisements will simultaneously accomplish delivery of the final prospectus using Rule 172 where “access equals delivery” so that the Registrant’s delivery of the final prospectus will be satisfied by the Registrant’s filing of the final prospectus with the Commission as part of the registration statement. The Registrant hereby furnishes the marketing brochure, booklet, text of the radio advertisements and tombstone advertisements to the staff of the Commission. The Registrant recognizes that Section 5 of the Securities Act of 1933 prohibits it from utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. The Registrant has complied with Section 5 of the Securities Act by limiting its sales materials to communications that fall under the “tombstone” provisions of Rule 134, which exempts certain communications from the definition of “prospectus” in the Securities Act. In addition, the Registrant complied with Section 5 of the Securities Act by filing communications qualifying as “free-writing prospectuses” under Rules 164 and 433 with the Commission.

Part II

Exhibit Index

2.  Please revise the exhibit index and exhibit table to specifically refer to the amendment number or date of the prior filing for exhibits that you are incorporating by reference. Refer to Item 10(f) of Regulation S-B.

RESPONSE: The Registrant has revised the exhibit index and exhibit table as requested.

August 23, 2007

Undertaking, page II-3

3.  Please provide the undertakings required by Item 20 of Securities Act Industry Guide 5.

RESPONSE: The Registrant has amended the registration statement to include the undertakings required by Item 20(A) of Securities Act Industry Guide 5. The undertaking required by Item 20(B) is not applicable to the Registrant because the Registrant is a limited liability company and will not conduct transactions with a general partner as is the case in limited partnerships. Similarly, the undertaking required by Item 20(C) is not applicable to the Registrant because the Registrant does not have and will not have any limited partners. Notwithstanding the foregoing, the Registrant recognizes its periodic reporting duty will commence upon effectiveness of the registration statement and intends to timely file all periodic reports required under the Securities Exchange Act of 1934 including, without limitation, Form 10-KSB. Since the Registrant is not a real estate limited partnership, the undertakings required by Section 20(D) are not applicable to the Registrant because the Registrant will not be using a material portion of the maximum net proceeds to acquire real estate properties for which the Registrant does not currently have binding purchase agreements. Finally, the undertaking required by Section 20(E) is not applicable to the Registrant because the Registrant has not applied for a ruling from the IRS as to its tax status.

Exhibits

Exhibit 5.1, Opinion of Brown, Winick . . . as to certain securities matters . . .

4. Please submit a revised opinion of counsel with respect to the legality of the securities being offered that does not contain the qualification in the next to last paragraph that counsel’s opinion is based on facts existing “on the date of this letter.” Counsel’s opinion regarding legality of the securities being offered must be as of the date the registration is declared effective and cannot be qualified as to facts in existence on an earlier date.

RESPONSE: The Registrant hereby submits a revised opinion of counsel filed as Exhibit 5.1, which contains the suggested revision.

5. We note your response to comment 3 of our letter dated August 8, 2007. Please submit a revised short form tax opinion of counsel that deletes reference in the third paragraph to “matters of federal tax law that are described in the Registration Statement.” As indicated elsewhere, the prospectus disclosure constitutes the opinion of counsel with respect to the tax consequences to investors of ownership of your units and should therefore not be referred to as a summary or discussion of such matters.

RESPONSE: The Registrant hereby submits a revised opinion of counsel filed as Exhibit 8.1, which contains the suggested revision.

August 23, 2007

Additional Changes/Updates by the Registrant

The Registrant would like to direct the Commission's attention to additional updates and changes to Pre-Effective Amendment No. 4 as follows:

The Registrant will withdraw its Application for Confidential Treatment Request relating to Exhibit 10.1. Therefore, Exhibit 10.1 has been amended to remove any and all redactions and the amended Exhibit 10.1 is filed herewith. A corresponding revision has been made to the exhibit table in the registration statement.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Very truly yours,

/s/ Valerie D. Bandstra
Valerie D. Bandstra

VDB:ged